

Mail Stop 7010

December 18, 2008

<u>via U.S. mail and facsimile</u>

Mr. Craig P. Omtvedt
Senior Vice President and Chief Financial Officer
Fortune Brands, Inc.
520 Lake Cook Road
Deerfield, Illinois 60015-5611

   RE: Form 10-K for the fiscal year ended December 31, 2007
      Form 10-Q for the period ended September 30, 2008
       File No. 1-9076

Dear Mr. Omtvedt:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

  If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

        Sincerely,

        Rufus Decker
        Accounting Branch Chief